                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 24)*

                             Wm. Wrigley Jr. Company

                                (Name of Issuer)

                                  Common Stock

                         (Title of Class of Securities)

                                   982526 10 5


                                 (CUSIP Number)

                  Raymond H. Drymalski, Bell, Boyd & Lloyd LLC
                          70 West Madison Street, #3300
                     Chicago, Illinois 60602, (312) 372-1121
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 19, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13f-1(g), check the following box (_).

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 9 Pages

===============================================================================
                                 SCHEDULE 13D
CUSIP NO. 982526 10 5
         ------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).
      Paxson H. Offield
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4    Not applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,495,940*
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             8,044,330*
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,495,940*
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   8,044,330*
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11                        9,540,270*
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13                        5.1%*
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14                        IN
------------------------------------------------------------------------------

------------------------------------------------------------------------------
* The share numbers set forth in this report reflect a 2-for-1 stock split of Class B Stock and Common Stock effected by the Company on February 6, 2001.
------------------------------------------------------------------------------

PAGE  3 of 9_Pages

     This Amendment No. 24 relates to the joint statement on Schedule 13D, dated October 18, 1991, as previously amended and as amended hereby (the "Statement"), of Edna Jean Offield ("EJO"), James S. Offield ("JSO") and Paxson H. Offield ("PHO") relating to the Common Stock, no par value (the "Common Stock"), of the Wm. Wrigley Jr. Company (the "Company"). Pursuant to transactions described in prior amendments to this Statement, each of EJO and JSO ceased to be a beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company. Unless otherwise defined herein, all capitalized terms used but not defined herein shall have the meanings given them in the joint statement filed October 18, 1991 or any previous amendment. Except as amended hereby, the information set forth in the Statement remains true, complete and correct.

Item 3.  Source and Amount of Funds or Other Consideration.

     Not Applicable

Item 4.  Purpose of Transaction.

     The reporting person effected the transfer of shares of Common Stock specified in Item 5(c) for tax planning purposes and to decrease his equity position in the Company. As previously reported under Item 5(b) of the Original Statement, the nature of the reporting person's beneficial ownership of shares of Common Stock varies. However, regardless of the nature of the reporting person's beneficial ownership of shares, all shares of Common Stock reported by this Statement as being beneficially owned by him are held for investment purposes. In the normal course of managing his investment in the Company's Common Stock (whether the Common Stock is owned directly or indirectly as a result of any of the facts described under Item 5(b) of this Statement), the reporting person may acquire or dispose of shares of Common Stock. Except as described in the preceding sentence, the reporting person has no plans or proposals which relate to or would result in any of the events described in paragraphs (a) through (j) set forth under Item 4 of Schedule 13D.

PAGE 4 of 9 Pages

Item 5. Interest in Securities of the Issuer.

(a) Shares of Class B Common Stock, no par value ("Class B Stock"), of the Company are convertible at any time into shares of Common Stock on a share for share basis, are entitled to ten votes per share and are subject to restrictions on transfer. Because of the conversion feature of the Class B Stock, rule 13d-3(d) under the Securities Exchange Act of 1934, as amended, requires that the shares of Class B Stock beneficially owned by the reporting person be treated as shares of Common Stock for purposes of this Statement. The following table sets forth, with respect to the reporting person (i) the aggregate number of shares of Common Stock (including Class B Stock) beneficially owned, and (ii) the approximate percentage of outstanding shares of Common Stock (including Class B Stock) beneficially owned. Of the shares set forth under the middle column below, 5,858,232 are shares of Class B Stock beneficially owned by PHO. The percentage calculation set forth below is based on 182,601,309 shares of Common Stock outstanding as of January 15, 2002, plus the shares of Class B Stock that are beneficially owned by the reporting person.

                    Shares of
     Reporting      Common Stock, including
     Person         Class B Common Stock,       Percentage
                    Beneficially Owned          Owned
     ----------     ------------------          ---------
     PHO               9,540,270*                5.1%*

(b) The following table sets forth, with respect to the reporting person, the number of shares of Common Stock, including Class B Stock, as to which the reporting person has (i) sole power to vote or to direct the vote, (ii) shared power to vote or direct the vote, (iii) sole power to dispose or direct the disposition, and (iv) shared power to dispose or direct the disposition:

                  Sole           Shared            Sole             Shared
   Reporting     Voting          Voting         Dispositive       Dispositive
     Person     Power(F1)       Power(F2)         Power(F1)         Power(F2)
    --------    ---------      -----------       ---------        -----------
      PHO      1,495,940*(F3)   8,044,330*(F4)   1,495,940*(F3)    8,044,330*(F4)

* The share numbers set forth in this report reflect a 2-for-1 stock split of Class B Stock and Common Stock effected by the Company on February 6, 2001.

PAGE  5 of 9 Pages

     (c) The reporting person has effected the following transactions during the past 60 days:

                   Amount
                  Sold or                              Type of
  Date          Transferred            Price         Transaction
-------         -----------          ---------       ------------
   2/6/02         7,636              $53.890         Open Market
   2/6/02        21,382               53.890         Open Market
   2/7/02         2,364               54.685         Open Market
   2/7/02         6,618               54.685         Open Market
   2/8/02         4,878               53.812         Open Market
   2/8/02         4,878               53.812         Open Market
   2/8/02         3,589               53.812         Open Market
   2/8/02         3,589               53.812         Open Market
   2/8/02           795               53.812         Open Market
   2/8/02           795               53.812         Open Market
   2/8/02         4,792               53.812         Open Market
   2/8/02         3,782               53.812         Open Market
   2/8/02         2,149               53.812         Open Market
   2/8/02           645               53.812         Open Market
   2/8/02           645               53.812         Open Market
   2/8/02         8,166               53.812         Open Market
   2/8/02         8,166               53.812         Open Market
   2/8/02        14,183               53.812         Open Market
   2/8/02        14,183               53.812         Open Market
   2/8/02           795               53.812         Open Market
   2/8/02           924               53.812         Open Market
   2/8/02         5,802               53.812         Open Market
   2/8/02        12,249               53.812         Open Market
   2/11/02        3,880               53.871         Open Market
   2/11/02        3,880               53.871         Open Market
   2/11/02        2,854               53.871         Open Market
   2/11/02        2,854               53.871         Open Market
   2/11/02          633               53.871         Open Market
   2/11/02          633               53.871         Open Market
   2/11/02        3,812               53.871         Open Market
   2/11/02        3,008               53.871         Open Market
   2/11/02        1,709               53.871         Open Market
   2/11/02          513               53.871         Open Market
   2/11/02          513               53.871         Open Market
   2/11/02        6,495               53.871         Open Market
   2/11/02        6,495               53.871         Open Market
   2/11/02       11,281               53.871         Open Market
   2/11/02       11,281               53.871         Open Market
   2/11/02          633               53.871         Open Market
   2/11/02          735               53.871         Open Market
   2/11/02        4,615               53.871         Open Market
   2/11/02        9,743               53.871         Open Market
   2/12/02        2,291               53.861         Open Market

   2/12/02          2,291         53.861         Open Market
   2/12/02          1,686         53.861         Open Market
   2/12/02          1,686         53.861         Open Market
   2/12/02            373         53.861         Open Market
   2/12/02            373         53.861         Open Market
   2/12/02          2,251         53.861         Open Market
   2/12/02          1,777         53.861         Open Market
   2/12/02          1,010         53.861         Open Market
   2/12/02            303         53.861         Open Market
   2/12/02            303         53.861         Open Market
   2/12/02          3,836         53.861         Open Market
   2/12/02          3,836         53.861         Open Market
   2/12/02          6,662         53.861         Open Market
   2/12/02          6,662         53.861         Open Market
   2/12/02            373         53.861         Open Market
   2/12/02            434         53.861         Open Market
   2/12/02          2,726         53.861         Open Market
   2/12/02          5,754         53.861         Open Market
   2/13/02          5,092         53.776         Open Market
   2/13/02          5,092         53.776         Open Market
   2/13/02          3,746         53.776         Open Market
   2/13/02          3,746         53.776         Open Market
   2/13/02            830         53.776         Open Market
   2/13/02            830         53.776         Open Market
   2/13/02          5,002         53.776         Open Market
   2/13/02          3,948         53.776         Open Market
   2/13/02          2,243         53.776         Open Market
   2/13/02            673         53.776         Open Market
   2/13/02            673         53.776         Open Market
   2/13/02          8,524         53.776         Open Market
   2/13/02          8,524         53.776         Open Market
   2/13/02         14,805         53.776         Open Market
   2/13/02         14,805         53.776         Open Market
   2/13/02            830         53.776         Open Market
   2/13/02            965         53.776         Open Market
   2/13/02          6,056         53.776         Open Market
   2/13/02         12,786         53.776         Open Market
   2/14/02          6,559         53.838         Open Market
   2/14/02          6,559         53.838         Open Market
   2/14/02          4,825         53.838         Open Market
   2/14/02          4,825         53.838         Open Market
   2/14/02          1,069         53.838         Open Market
   2/14/02          1,069         53.838         Open Market
   2/14/02          6,443         53.838         Open Market
   2/14/02          5,085         53.838         Open Market
   2/14/02          2,889         53.838         Open Market
   2/14/02            866         53.838         Open Market
   2/14/02            866         53.838         Open Market
   2/14/02         10,979         53.838         Open Market
   2/14/02         10,979         53.838         Open Market
   2/14/02         19,069         53.838         Open Market
   2/14/02         19,069         53.838         Open Market
   2/14/02          1,069         53.838         Open Market
   2/14/02          1,242         53.838         Open Market
   2/14/02          7,801         53.838         Open Market
   2/14/02         16,468         53.838         Open Market
   3/11/02          5,092         54.185         Open Market
   3/11/02          5,092         54.185         Open Market

   3/11/02           3,746          54.185         Open Market
   3/11/02             830          54.185         Open Market
   3/11/02             830          54.185         Open Market
   3/11/02           5,002          54.185         Open Market
   3/11/02           3,948          54.185         Open Market
   3/11/02           2,243          54.185         Open Market
   3/11/02             673          54.185         Open Market
   3/11/02             673          54.185         Open Market
   3/11/02           8,524          54.185         Open Market
   3/11/02           8,524          54.185         Open Market
   3/11/02          14,805          54.185         Open Market
   3/11/02          14,805          54.185         Open Market
   3/11/02             830          54.185         Open Market
   3/11/02             965          54.185         Open Market
   3/11/02           6,056          54.185         Open Market
   3/11/02          12,786          54.185         Open Market
   3/12/02           6,258          54.127         Open Market
   3/12/02           6,258          54.127         Open Market
   3/12/02           4,604          54.127         Open Market
   3/12/02           4,604          54.127         Open Market
   3/12/02           1,020          54.127         Open Market
   3/12/02           1,020          54.127         Open Market
   3/12/02           6,148          54.127         Open Market
   3/12/02           4,852          54.127         Open Market
   3/12/02           2,757          54.127         Open Market
   3/12/02             827          54.127         Open Market
   3/12/02             827          54.127         Open Market
   3/12/02          10,476          54.127         Open Market
   3/12/02          10,476          54.127         Open Market
   3/12/02          18,195          54.127         Open Market
   3/12/02          18,195          54.127         Open Market
   3/12/02           1,020          54.127         Open Market
   3/12/02           1,185          54.127         Open Market
   3/12/02           7,444          54.127         Open Market
   3/12/02          15,714          54.127         Open Market

PAGE  8 of 9 Pages

     (e)   Not applicable.

----------------------
(F1) Of the shares listed in this column, 793,896 are shares of Class B Stock beneficially owned by PHO.

(F2) Of the shares listed in this column, 5,064,336 are shares of Class B stock beneficially owned by PHO.

(F3) PHO beneficially owns (i) 180,854 of these shares in his capacity as trustee under his living trust and (ii) 1,315,086 of these shares as a result of the provisions of certain family trusts described under Item 6. PHO disclaims beneficial ownership of all of the shares described in clause (ii) of the preceding sentence.

(F4) PHO beneficially owns (i) 2,486,118 of these shares as a result of being a trustee of several family trusts, (ii) 5,077,048 of these shares as a result of the provisions of certain family trusts described under Item 6, and (iii) 481,164 of these shares as a result of serving as a director of the Foundation, which is the legal owner of such 481,164 shares. PHO disclaims beneficial ownership of 1,427,062 of the shares described in clause (i) of the preceding sentence, 2,602,282 of the shares described in clause (ii) of that sentence and all of the shares described in clause (iii).

PAGE  9 of 9 Pages

                                    Signature

     After reasonable inquiry, the undersigned certify that the information set forth in this Statement, or amendment thereto, is true, complete and correct.

Dated:  March 22, 2002                 /s/ Paxson H. Offield
                                       ------------------------
                                           Paxson H. Offield